Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(Dollars in thousands)	2012	2011

Income from continuing operations before income taxes	$158,691	$134,174

Add:
Interest expense (2)	50,506	51,817
Portion of rents representative of the interest factor	8,871	9,806
Amortization of capitalized interest (1)	243	429
Income as adjusted	$218,311	$196,226

Fixed charges:
Interest expense (2)	$50,506	$51,817
Portion of rents representative of the interest factor	8,871	9,806
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,950	6,644
Total fixed charges	$66,327	$68,267

Ratio of earnings to fixed charges	3.29	2.87

(1)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.